Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2024.

As at 30.06.24
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	14,826

£m
Group equity
Called up share capital and share premium	4,256
Other equity instruments	12,959
Other reserves	(882)
Retained earnings	54,840
Total equity excluding non-controlling interests	71,173
Non-controlling interests	660
Total equity	71,833
Group indebtedness
Subordinated liabilities	11,795
Debt securities in issue	96,772
Total indebtedness	108,567
Total capitalisation and indebtedness	180,400
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	17,052
Performance guarantees, acceptances and endorsements	8,434
Total contingent liabilities	25,486
Documentary credits and other short-term trade related transactions	2,489
Standby facilities, credit lines and other commitments	402,361
Total commitments	404,850

1